EXHIBIT (12)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Twelve
Months Ended
March 31, 2015

Income before provision for income taxes and fixed charges (Note A)	$149,396,654

Fixed charges:
Interest on long-term debt	$41,282,877
Interest on short-term debt	181,167
Other interest	995,603
Rental expense representative of an interest factor (Note B)	10,231,778

Total fixed charges	$52,691,425

Ratio of earnings to fixed charges	2.84x

NOTE A:          For the purpose of determining earnings in the calculation of the ratio, net income has been increased by the provision for income taxes, non-operating income taxes and by the sum of fixed charges as shown above.

NOTE B:          One-third of rental expense (which approximates the interest factor).